UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lapolla Industries, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

516648 10 2
(CUSIP Number)

Richard J. Kurtz c/o Lapolla Industries, Inc. Intercontinental Business Park 15402 Vantage Parkway East, Suite 322 Houston, Texas 77032 (281) 219-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2
1. Names of Reporting Persons. Richard J. Kurtz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 79,059,030 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 79,059,030 (1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 79,059,030 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 68.69% (3)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 78,259,030 shares of Common Stock, and (ii) 800,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this report.

(2)	This amount does not reflect an additional (i) 400,000 shares of Common Stock issuable upon exercise of options that are subject to vesting and are not exercisable within 60 days of the date of this report, and (ii) 1,457,270 shares of Common Stock subject to vesting for more than 60 days after the date of this report. The Reporting Person does not have voting or dispositive control with respect to shares of Common Stock subject to vesting.

(3)	The percentage ownership interest is determined based on 115,094,831 shares of common stock outstanding as of July 28, 2014, as reported by Lapolla Industries, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.01 per share (“Common Stock”) of Lapolla Industries, Inc., a Delaware corporation (the “Issuer”). The principal business address of the Issuer is 15402 Vantage Parkway East, Suite 322, Houston, Texas 77032.

A 1-for-10 reverse stock split was approved by the shareholders of the Issuer on May 28, 2002 and became effective after the close of business on May 30, 2002. All affected Common Stock transactions in this report have been adjusted accordingly.

Item 2. Identity and Background.

(a)	This Schedule 13D/A is filed by Richard J. Kurtz (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o Lapolla Industries, Inc., 15402 Vantage Parkway East, Suite 322, Houston, Texas 77032.

(c)	The Reporting Person’s principal occupation is serving as Chairman of the Board of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired shares of Common Stock and options to purchase shares of Common Stock pursuant to the following transactions:

(i)	On December 31, 1999, in connection with a private placement, the Reporting Person 171,709 (17,170,923 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $1,717,092 in short term loans, including interest, or for $10.00 ($1.00 pre-split) per share, that he made to the Issuer during the 1999 calendar year to fund the Issuer’s operations.

(ii)	On January 4, 2000, in connection with the Reporting Person’s commitment to provide $1.5 million in loans and/or personal guarantees to fund the Issuer’s operations, the Issuer granted the Reporting Person five-year options to purchase 100,000 (1,000,000 pre-split) shares of Common Stock at an exercise price of $2.31 ($0.231 pre-split) per share, which vested immediately. See also (iii) below.

(iii)	On September 11, 2000, in connection with the exercise of a stock option originally granted on January 4, 2000, the Reporting Person acquired 100,000 (1,000,000 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $231,000 in short term loans, including interest, or for $2.31 ($0.231 pre-split) per share, that he made to the Issuer during the 2000 calendar year to fund the Issuer’s operations.

(iv)	On September 11, 2000, in connection with the exercise of a stock option originally granted on November 23, 1998, the Reporting Person acquired 10,000 (100,000 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $16,000 in short term loans, including interest, or for $1.60 ($0.16 pre-split) per share, that he made to the Issuer during the 2000 calendar year to fund the Issuer’s operations.

(v)	On November 15, 2000, in connection with a private placement transaction, the Reporting Person acquired 100,000 (1,000,000 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $1,000,000 in short term loans, including interest, or for $10.00 ($1.00 pre-split) per share, that he made to the Issuer during the 2000 calendar year to fund the Issuer’s operations.

(vi)	On January 8, 2001, in connection with the Reporting Person’s commitment to continue funding the working capital requirements of the Issuer in an amount of up to $3,000,000 and forbear from seeking repayment of funds he advanced to the Issuer during the 2000 and 2001 calendar years, the Issuer granted the Reporting Person three-year restricted stock options to purchase 1,200,000 (12,000,000 pre-split) shares of Common Stock at an exercise price of $4.40 ($0.44 per share) per share, which vested immediately. See also (vii), (viii) and (ix) below.

(vii)	On March 31, 2001, in connection with the exercise of a restricted stock option originally granted on January 8, 2001, the Reporting Person acquired 821,902 (8,219,015 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $3,616,367 in short term loans, including interest, or for $4.40 ($0.44 pre-split) per share, that he made to the Issuer during the 2000 and 2001 calendar years to fund the Issuer’s operations. See also (vi) above.

(viii)	On June 30, 2001, in connection with the exercise of a restricted stock option originally granted on January 8, 2001, the Reporting Person acquired 330,895 (3,308,954 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $1,455,939 in short term loans, including interest, or for $4.40 ($0.44 pre-split) per share, that he made to the Issuer during the 2001 calendar year to fund the Issuer’s operations. See also (vi) above.

(ix)	On September 30, 2001, in connection with the exercise of a restricted stock option originally granted on January 8, 2001, the Reporting Person acquired 47,203 (472,031 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $207,694 in short term loans, including interest, or for $4.40 ($0.44 pre-split) per share, that he made to the Issuer during the 2001 calendar year to fund the Issuer’s operations. See also (vi) above.

(x)	On September 30, 2001, in connection with a private placement transaction, the Reporting Person acquired 375,245 shares of Series B Convertible Preferred Stock, $1.00 par value per share, with a stated liquidation value per share of $5.00, accruing dividends at the rate of 4% per annum and convertible into Common Stock of the Issuer at a conversion rate of 1.5 (15 pre-split) shares of Common Stock per share of Series B Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $1,876,225 in short term loans, including interest, or for $5.00 per share, that he made to the Issuer during the 2001 calendar year to fund the Issuer’s operations. See also (xxv) below.

(xi)	On October 9, 2001, in consideration for the Reporting Person’s financial support of the Issuer over the prior three years, the Issuer granted to the Reporting Person two-year options to purchase 300,000 (3,000,000 pre-split) shares of Common Stock at an exercise price of $3.96 ($0.396 pre-split) per share, which vested immediately. See also (xxii) and (xxiv) below.

(xii)	On October 9, 2001, in consideration for the Reporting Person acting as the Chief Executive Officer of the Issuer without compensation, the Issuer granted to the Reporting Person a stock bonus of 100,000 (1,000,000 pre-split) shares of Common Stock, which vested immediately.

(xiii)	On December 31, 2001, in connection with a private placement transaction, the Reporting Person acquired 52,124 (521,244 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $140,736 in short term loans, including interest, or for $2.70 ($0.27 pre-split) per share, that he made to the Issuer during the 2001 calendar year to fund the Issuer’s operations.

(xiv)	On December 31, 2001, in connection with a private placement transaction, the Reporting Person acquired 124,755 shares of Series B Convertible Preferred Stock, $1.00 par value per share, with a stated liquidation value per share of $5.00, accruing dividends at the rate of 4% per annum and convertible into Common Stock of the Issuer at a conversion rate of 1.5 (15 pre-split) shares of Common Stock per share of Series B Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $623,775 in short term loans, including interest, or for $5.00 per share, that he made to the Issuer during the 2001 calendar year to fund the Issuer’s operations. See also (xxv) below.

(xv)	On January 8, 2002, in connection with the Reporting Person’s commitment to fund up to $5,000,000 of the Issuer’s working capital and other requirements during the 2002 calendar year, the Issuer granted to the Reporting Person, an option to purchase at $20.00 per share an aggregate of 250,000 shares of Series C Convertible Preferred Stock, with a stated liquidation value per share of $20.00, accruing dividends at the rate of 4% per annum and convertible into Common Stock of the Issuer (the “Series C Convertible Preferred Stock”), at a price of $2.20 per share ($0.22 pre-split) of Series C Convertible Preferred Stock, which was immediately exercisable and had an expiration date of December 31, 2003 (the “January 2002 Series C Convertible Preferred Stock Option”). See also (xvi), (xviii), (xix) and (xxi) below.

(xvi)	On May 21, 2002, in connection with an exercise of the January 2002 Series C Convertible Preferred Stock Option, the Reporting Person acquired 25,226 shares of Series C Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $504,520 in short term loans, including interest, or for $20.00 per share, that he made to the Issuer during the 2002 calendar year to fund the Issuer’s operations. See also (xv) above.

(xvii)	On May 31, 2002, in connection with the 2002 Non-Employee Director Restricted Stock Plan, the Issuer granted to the Reporting Person a one-time grant of 1,168,000 shares of Common Stock in recognition of his personal cost for substantially funding the Issuer and acting as Chairman of the Board without adequate compensation over a three-year period vesting on the last day of each calendar year after the date of grant at the rate of 25% per year, and automatic annual grants of Common Stock over a period of four years of 48,000 shares for each of the first three years and 45,447 shares for the fourth year commencing on May 31, 2002, for his continued service as Chairman of the Board with vesting at the annual meeting of shareholders after each respective annual grant date.

(xviii)	On September 23, 2002, in connection with an exercise of the January 2002 Series C Convertible Preferred Stock Option, the Reporting Person acquired 89,577 shares of Series C Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $1,791,540 in short term loans, including interest, or for $20.00 per share, that he made to the Issuer during the 2002 calendar year to fund the Issuer’s operations. See also (xv) above.

(xix)	On December 31, 2002, in connection with an exercise of the January 2002 Series C Convertible Preferred Stock Option, the Reporting Person acquired 80,828 shares of Series C Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $1,616,560 in short term loans, including interest, or for $20.00 per share, that he made to the Issuer during the 2002 calendar year to fund the Issuer’s operations. See also (xv) above.

(xx)	On March 21, 2003, in connection with the Reporting Person’s commitment to fund up to $5,000,000 of the Issuer’s working capital and other requirements during the 2003 calendar year, the Issuer granted to the Reporting Person, an option to purchase at $20.00 per share an aggregate of 250,000 shares of Series C Convertible Preferred Stock, convertible into Common Stock of the Issuer at a price of $0.50 per share of Series C Convertible Preferred Stock, which was immediately exercisable and had an expiration date of December 31, 2003 (the “March 2003 Series C Convertible Preferred Stock Option”). Prior to expiration of the option, a total of 210,245 options were exercised. See also (xxiii), (xxvi) and (xxvii) below.

(xxi)	On March 31, 2003, in connection with an exercise of the January 2002 Series C Convertible Preferred Stock Option, the Reporting Person acquired 54,369 shares of Series C Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $1,087,380 in short term loans, including interest, or for $20.00 per share, that he made to the Issuer to fund the Issuer’s operations. See also (xv) above.

(xxii)	On March 31, 2003, in connection with an exercise of a stock option originally granted on October 9, 2001, the Reporting Person acquired 138,600 (1,386,000 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $548,846 in short term loans, including interest, or for $3.96 ($0.396 pre-split) per share, that he made to the Issuer to fund the Issuer’s operations. See also (xi) above.

(xxiii)	On June 30, 2003, in connection with an exercise of the March 2003 Series C Convertible Preferred Stock Option, the Reporting Person acquired 55,163 shares of Series C Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $1,103,260 in short term loans, including interest, or for $20.00 per share, that he made to the Issuer during the 2003 calendar year to fund the Issuer’s operations. See also (xx) above.

(xxiv)	On June 30, 2003, in connection with an exercise of a stock option originally granted on October 9, 2001, the Reporting Person acquired 161,400 (1,614,000 pre-split) shares of Common Stock from the Issuer, in exchange for the cancellation of $639,144 in short term loans, including interest, or for $3.96 ($0.396 pre-split) per share, that he made to the Issuer to fund the Issuer’s operations. See also (xi) above.

(xxv)	On September 30, 2003, the Issuer redeemed 500,000 shares of Series B Convertible Preferred Stock owned by the Reporting Person, in exchange for 750,000 shares (7,500,000 pre-split) of Common Stock of the Issuer. See also (x) and (xiv) above.

(xxvi)	On September 30, 2003, in connection with an exercise of the March 2003 Series C Convertible Preferred Stock Option, the Reporting Person acquired 83,330 shares of Series C Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $1,666,600 in short term loans, including interest, or for $20.00 per share, that he made to the Issuer during the 2003 calendar year to fund the Issuer’s operations. See also (xx) above.

(xxvii)	On December 31, 2003, in connection with an exercise of the March 2003 Series C Convertible Preferred Stock Option, the Reporting Person acquired 71,752 shares of Series C Convertible Preferred Stock from the Issuer, in exchange for the cancellation of $1,435,040 in short term loans, including interest, or for $20.00 per share, that he made to the Issuer during the 2003 calendar year to fund the Issuer’s operations. See also (xx) above.

(xxviii)	On January 1, 2004, the Issuer redeemed 460,245 shares of Series C Convertible Preferred Stock owned by the Reporting Person, in exchange for 10,684,800 shares of Common Stock of the Issuer. See also (xv) and (xx) above.

(xxix)	On December 30, 2004, the Issuer issued a total of 1,757,428 shares of Common Stock to the Reporting Person in full satisfaction of $474,457 in accrued and unpaid dividends on the Series B Convertible Preferred Stock and Series C Convertible Preferred Stock due to the Reporting Person. See also (xv) and (xx) above.

(xxx)	On January 2, 2005, in connection with a private placement transaction, the Reporting Person acquired 18,181,818 shares of Common Stock from the Issuer, in exchange for the cancellation of $6,000,000 in short term loans, including interest, or for $0.33 per share, that he made to the Issuer made during the 2003 and 2004 calendar years to fund the Issuer’s operations.

(xxxi)	On October 17, 2005, the Reporting Person transferred an aggregate of 6,000,000 shares of Common Stock as gifts to family members.

(xxxii)	On December 14, 2005, in connection with a private placement transaction, the Reporting Person acquired 2,637,265 shares of Common Stock from the Issuer, in exchange for the cancellation of $1,503,241 in short term loans, including interest, or for $0.57 per share, that he made to the Issuer during the 2005 calendar year to fund the Issuer’s operations.

(xxxiii)	On April 4, 2006, the Reporting Person transferred an aggregate of 10,000 shares of Common Stock as gifts to family members.

(xxxiv)	On September 29, 2006, in connection with a private placement transaction, the Reporting Person acquired 6,900 shares of Series D Preferred Stock, $1.00 par value per share, with a stated liquidation value per share of $1,000, which accrue dividends at the rate of 10% per annum (the “Series D Preferred Stock”) from the Issuer, in exchange for the cancellation of $6,900,000 in loans, including interest, or for $1,000 per share, that he made to the Issuer or acquired, to fund the Issuer’s operations. See also (lv) below.

(xxxv)	On December 31, 2006, in connection with a private placement transaction, the Reporting Person acquired 1,076 shares of Series D Preferred Stock from the Issuer, in exchange for the cancellation of $1,076,000 in loans, including interest, that he made to the Issuer, to fund the Issuer’s operations, and accrued and unpaid dividends on the Series D Preferred Stock owned by the Reporting Person, or for $1,000 per share. See also (xxxiv) above and (lv) below.

(xxxvi)	On January 16, 2007, in connection with his continued service as a member of the Board of Directors and Chairman of the Board for 5 years, the Issuer granted to the Reporting Person seven-year options to purchase 1,000,000 shares of Common Stock at an exercise price of $.60 per share, subject to vesting at the end of each year of service and exercisable at the rate of 50% each year only after all 1,000,000 options vest, provided that the Reporting Person remains as a member of the Board of Directors of the Issuer on the applicable vesting dates. The Reporting Person voluntarily cancelled 800,000 unvested option on July 1, 2008 which rendered the 200,000 option that vested on January 15, 2008 immediately exercisable. The 200,000 vested options expired unexercised on January 16, 2014.

(xxxvii)	On July 13, 2007, the Reporting Person transferred an aggregate of 100,000 shares of his Common Stock as a gift to his spouse.

(xxxviii)	On December 27, 2007, in connection with a private placement transaction, the Reporting Person acquired 5,490,001 shares of Common Stock from the Issuer, in exchange for the cancellation of $2,360,700 in short term loans, including interest, that he made to the Issuer to fund the Issuer’s operations, or for $0.43 per share.

(xxxix)	On February 19, 2008, the Reporting Person entered into an agreement to transfer 1,084,000 shares of his Common Stock, in two installments, in order to secure the continued attention and hands on participation required with the role of a particular Board member of the Issuer, Mr. Jay Nadel, for a two year period. The first installment of 500,000 shares was transferred on February 19, 2008 and second installment of 584,000 shares was transferred on February 18, 2009.

(xl)	On June 30, 2008, in connection with a private placement transaction, the Reporting Person acquired 2,564,103 shares of Common Stock from the Issuer, in exchange for the cancellation of $2,000,000 in short term loans he made to the Issuer to fund the Issuer’s operations, or for $0.78 per share.

(xli)	On December 22, 2008, the Reporting Person purchased an aggregate of 25,000 shares of Common Stock in the open market, of which 1,000 shares were at a price of $0.41 per share, 4,000 shares were at a price of $0.44 per share, and 20,000 shares were at a price of $0.42 per share, with his personal funds.

(xlii)	On December 23, 2008, the Reporting Person purchased an aggregate of 39,500 shares of Common Stock in the open market, of which 34,500 shares were at a price of $0.47 per share and 5,000 shares were at a price of $0.48 per share, with his personal funds.

(xliii)	On December 26, 2008, the Reporting Person purchased an aggregate of 37,000 shares of Common Stock in the open market, of which 33,300 shares were at a price of $0.45 per share, 2,000 shares were at a price of $0.50 per share, and 1,700 shares were at a price of $0.485 per share, with his personal funds.

(xliv)	On December 29, 2008, the Reporting Person purchased 9,900 shares of Common Stock in the open market at a price of $0.44 per share with his personal funds.

(xlv)	On December 30, 2008, the Reporting Person purchased an aggregate of 57,150 shares of Common Stock in the open market, of which 24,650 shares were at a price of $0.48 per share, 5,000 shares were at a price of $0.49 per share, 5,000 shares were at a price of $0.50 per share, and 22,500 shares were at a price of $0.51 per share, with his personal funds.

(xlvi)	On January 2, 2009, the Reporting Person purchased 10,000 shares of Common Stock in the open market at a price of $0.55 per share with his personal funds.

(xlvii)	On January 5, 2009, the Reporting Person purchased an aggregate of 15,000 shares of Common Stock in the open market, of which 5,000 shares were at a price of $0.54 per share and 10,000 shares were at a price of $0.55 per share, with his personal funds.

(xlviii)	On January 6, 2009, the Reporting Person purchased an aggregate of 5,500 shares of Common Stock in the open market, of which 600 shares were at a price of $0.52 per share, 2,400 shares were at a price of $0.532 per share, and 2,500 shares were at a price of $0.535 per share, with his personal funds.

(xlix)	On January 7, 2009, the Reporting Person purchased an aggregate of 40,000 shares of Common Stock in the open market, of which 20,000 shares were at a price of $0.50 per share, 10,000 shares were at a price of $0.51 per share, and 10,000 shares were at a price of $0.515 per share, with his personal funds.

(l)	On January 7, 2009, the Reporting Person transferred an aggregate of 1,100,000 shares of his Common Stock as a gift to his spouse.

(li)	On January 8, 2009, the Reporting Person purchased an aggregate of 10,000 shares of Common Stock in the open market, of which 4,500 shares were at a price of $0.499 per share and 5,500 shares were at a price of $0.50 per share, with his personal funds.

(lii)	On December 31, 2009, in connection with a private placement transaction, the Reporting Person acquired 5,840 shares of Series D Preferred Stock from the Issuer, in exchange for the cancellation of $5,840,000 in loans, including interest, that he made to the Issuer to fund the Issuer’s operations, or for $1,000 per share. See also (lx) below.

(liii)	On March 31, 2010, in connection with a private placement transaction, the Reporting Person acquired 19 shares of Series D Preferred Stock from the Issuer, in exchange for the cancellation of $19,000 in loans, including interest, he made to the Issuer to fund the Issuer’s operations, or for $1,000 per share. See also (lx) below.

(liv)	On June 30, 2010, in connection with a private placement transaction, the Reporting Person acquired 1,407 shares of Series D Preferred Stock from the Issuer, in exchange for the cancellation of $1,407,000 in loans, including interest, he made to the Issuer to fund the Issuer’s operations, and accrued and unpaid dividends on the Series D Preferred Stock owned by the Reporting Person, or for $1,000 per share. See also (lx) below.

(lv)	On November 16, 2010, in connection with a private placement transaction, the Reporting Person acquired 19,600,573 shares of Common Stock from the Issuer, in exchange for the cancellation of 10,000 shares of his Series D Preferred Stock, and accrued and unpaid dividends of $388,304 on the Series D Preferred Stock owned by the Reporting Person, or for $0.51 per share. See also (xxxiv), (xxxv), and (lii) above.

(lvi)	On December 28, 2010, in connection with his continued service as a member of the Board of Directors of the Issuer, the Issuer granted to the Reporting Person five-year options to purchase 800,000 shares of Common Stock at an exercise price of $.60 per share, all of which options are vested and exercisable as of the date of this report.

(lvii)	On February 22, 2011, in connection with a private transaction initiated by the Reporting Person wherein he agreed to provide an aggregate of 2,900,000 shares of Common Stock owned by him to meet the number of shares of Common Stock required in an advisory agreement between the Issuer and a Board member, Mr. Nadel, the Reporting Person acquired 1,653 shares of Series D Preferred Stock from the Issuer, in exchange for the cancellation of 2,900,000 shares of his Common Stock (which returned 2,900,000 shares of Common Stock to authorized and unissued status of the Issuer, thus making the Common Stock available for issuance by the Issuer to Mr. Nadel) at $0.57 per share. See also (lx) below.

(lviii)	On May 25, 2011, in connection with a private placement transaction, the Reporting Person acquired 315 shares of Series D Preferred Stock from the Issuer, in exchange for the cancellation of $315,000 in accrued and unpaid dividends on the Series D Preferred Stock owned by the Reporting Person, or for $1,000 per share. See also (lx) below.

(lix)	On June 1, 2011, the Reporting Person transferred 1,000,000 shares of his Common Stock pursuant to a private agreement in connection with a financing unrelated to the Issuer.

(lx)	On December 26, 2011, in connection with a private placement transaction, the Reporting Person acquired 23,117,493 shares of Common Stock from the Issuer, in exchange for the cancellation of all 7,210 shares of his Series D Preferred Stock having a stated liquidation value of $7,210,000, and accrued and unpaid dividends of $418,773 on the Series D Preferred Stock owned by the Reporting Person, totaling $7,628,773, or for $0.33 per share. See also (lii), (liii), (liv), (lvii), and (lviii) above.

(lxi)	On June 29, 2012, in connection with a Guaranty Agreement entered into by the Reporting Person whereby he personally guaranteed the Issuer’s obligations under a $4.4 Million working capital loan, the Issuer granted the Reporting Person 5,000,000 shares of Common Stock, which vest monthly on a pro rata basis over the two year term of the note commencing June 29, 2012. This grant was modified on December 10, 2013 pursuant to a refinancing of the note. As a result of the modification, only 3,623,288 shares of Common Stock vested on December 10, 2013 and the Issuer canceled the 1,376,712 unvested shares. See also (lxii) below.

(lxii)	On December 10, 2013, in connection with a Guaranty Agreement entered into by the Reporting Person whereby he personally guaranteed the Issuer’s obligations under a $7.2 Million working capital loan, the Issuer granted the Reporting Person 3,681,000 shares of Common Stock, which vest monthly on a pro rata basis over the three year term of the note commencing December 10, 2013. As of the date of filing this report, an aggregate of 989,877 shares of Common Stock have vested.

(lxiii)	On December 23, 2013, the Reporting Person sold an aggregate of 4,490,503 shares of his Common Stock in a private transaction at a price of $0.50 per share.

(lxiv)	On May 14, 2014, in connection with his continued service as a member of the Board of Directors of the Issuer, the Issuer granted to the Reporting Person five-year options to purchase 400,000 shares of Common Stock at an exercise price of $.54 per share, which vest in equal increments at the end of each year from the date of grant over a period of two (2) years, and once vested, are immediately exercisable, provided that the Reporting Person remains as a member of the Board of Directors of the Issuer on the applicable vesting dates. All stock options automatically vest and are exercisable upon a change in control.

(lxv)	On July 23, 2014, the Reporting Person agreed to transfer 312,500 shares of his Common Stock in a private transaction in three installments over a three year period with 104,166 shares on May 1, 2015, 104,166 shares on May 1, 2016, and 104,168 shares on May 1, 2017, subject to the private individual performing the personal advisory services agreed to between the parties.

(lxvi)	On October 20, 2014, the Reporting Person agreed to transfer 1,000,000 shares of his Common Stock in a private transaction in three installments over a three year period with 333,333 shares on October 20, 2014, 333,333 shares on October 20, 2015, and 333,334 shares on October 20, 2016, subject to the private individual performing the personal advisory services agreed to between the parties.

(lxvii)	On October 20, 2014, the Reporting Person agreed to transfer 50,000 shares of his Common Stock in a private transaction in two equal installments over a two year period on October 20, 2015 and on October 20, 2016, subject to the private individual performing the personal advisory services agreed to between the parties.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock and the options to purchase shares of Common Stock reported in this Schedule 13D/A for investment purposes only. Consistent with his individual investment purposes, the Reporting Person at any time and/or from time to time may acquire additional shares of Common Stock or dispose of Common Stock, based on prevailing market conditions, other investment opportunities, liquidity requirement of the Reporting Person and or other investment considerations.

The Reporting Person is currently the Chairman of the Board and majority stockholder of the Issuer and takes an active role in the management, operations and finances of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D/A.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) – The information contained on the cover pages to this Schedule 13D/A and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of the date of this report on Schedule 13D/A, the Reporting Person beneficially owns directly 79,059,030 shares of Common Stock, which includes 78,259,030 shares of Common Stock and 800,000 shares of Common Stock issuable upon exercise of options that are vested and exercisable within 60 days of the date of this report. The aforementioned number of shares represents approximately 68.69% of the shares of Common Stock outstanding as of such date. The above percentage interest is determined based on 115,094,831 shares of Common Stock outstanding as of July 28, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2014. The Reporting Person has sole voting and dispositive power over 68.69% shares of Common Stock and will have sole and dispositive power over any shares of Common Stock issued upon exercise of the stock options held by the Reporting Person.

The 79,059,030 shares of Common Stock reported above as beneficially owned by the Reporting Person does not include (i) options to purchase an additional 400,000 shares of Common Stock, all of which remain subject to vesting and are not currently exercisable within 60 days of the date of this report (Refer to Item 3(lxiv) above) and (ii) 1,457,270 shares of Common Stock subject to vesting for more than 60 days after the date of this report (Refer to Items 3(lxii), (lxv), (lxvi) and (lxvii) above). The Reporting Person does not have voting or dispositive control with respect to shares of Common Stock subject to vesting by the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 5 hereof is incorporated herein by reference in this Item 6. Except as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

See Index of Exhibits on Page 11 which is incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2014

/s/ Richard J. Kurtz

Richard J. Kurtz

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Restricted Stock Option Agreement dated January 8, 2001 between the Issuer and Richard J. Kurtz (incorporated by reference to Exhibit 10(iv) to the Issuer’s Form 10-Q dated March 31, 2001, filed with the SEC on May 15, 2001.
10.2	Securities Purchase Agreement dated September 30, 2001 between the Issuer and Richard J. Kurtz (incorporated by reference to Exhibit 10.1, to the Issuer's report on Form 8-K for the Current Report dated September 30, 2001, filed with the SEC on October 25, 2001).
10.3	Amendment to Securities Purchase Agreement dated September 30, 2001 between the Issuer and Richard J. Kurtz dated January 4, 2002 (incorporated by reference to Exhibit 10.1.1 to Form 8-K date December 31, 2001, filed with the SEC on January 31, 2002).
10.4	Securities Purchase Agreement dated December 31, 2001 between the Issuer and Richard J. Kurtz (incorporated by reference to Exhibit 10.2, to the Issuer's report on Form 8-K for the Current Report dated December 31, 2001, filed with the SEC on January 31, 2002).
10.5	Series C Preferred Stock Option Agreement dated January 8, 2002 between Richard J. Kurtz and the Issuer (incorporated by reference to Exhibit 10.3 to Form 8-K dated January 8, 2002, filed with the SEC on January 31, 2002).
10.6	Series C Preferred Stock Option Agreement dated March 21, 2003 between Richard J. Kurtz and the Issuer (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003).
10.7	Securities Purchase Agreement dated September 29, 2006 between the Issuer and Richard J. Kurtz (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q dated September 30, 2006, filed with the SEC on November 1, 2006).
10.8	Securities Purchase Agreement dated December 31, 2006 between the Issuer and Richard J. Kurtz (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 10-K dated December 31, 2006, filed with the SEC on March 30, 2007).
10.9	Option Agreement, dated December 28, 2010, by and between Lapolla Industries, Inc. and Richard J. Kurtz.
10.10	Guaranty Agreement between Richard J. Kurtz and Enhanced Capital Texas Fund, LP dated June 29, 2012 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K dated June 29, 2012, filed with the SEC on July 6, 2012).
10.11	Guaranty Agreement between Richard J. Kurtz and Enhanced Capital Texas Fund, LP dated December 10, 2013 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K dated December 10, 2013, filed with the SEC on December 16, 2013).
10.12	Option Agreement, dated May 14, 2014, by and between Lapolla Industries, Inc. and Richard J. Kurtz.